FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  May 2004

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC

Date: May 24, 2004	/s/ Doug Perkins Doug Perkins

INDEX TO FILING

1.	Notice of Annual and Special Meeting of Shareholders;

2.	Management Proxy Circular;

3.	Proxy Form; and

4.	Management's Discussion and Analysis dated March 31, 2004.

OREZONE RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "**Meeting**") of the shareholders of Orezone Resources Inc. (the "**Corporation**") will be held at The Ontario Club, Commerce Court South, 5TH Floor, 30 Wellington Street West, Toronto, Ontario on Thursday, June 17, 2004, at 4:00 pm (Toronto time) for the following purposes:

(1) to receive the financial statements of the Corporation for the fiscal year ended December 31, 2003, together with the auditors' report thereon;

(2) to elect directors of the Corporation;

(3) to appoint auditors for the fiscal year ending December 31, 2004 and to authorize the directors to fix the auditors' remuneration;

(4) to consider and, if thought fit, to pass and approve, with or without amendment, as an ordinary resolution (the text of which is set forth in Schedule B to the Management Proxy Circular), the issuance by the Corporation, in one or more private placements during the twelve (12) month period commencing on June 17, 2004, of such number of securities that would result in the Corporation issuing or making issuable additional common shares up to an aggregate limit of 100% of the Corporation's issued and outstanding common shares as at May 3, 2004;

(5) to consider and, if thought fit, to pass and approve, with or without amendment, as an ordinary resolution (the text of which is set forth in Schedule C to the Management Proxy Circular), subject to the approval of the regulatory authorities having jurisdiction over the securities of the Corporation, an amendment to the 1997-1998 Stock Option Plan of the Corporation in order to increase the number of shares issuable pursuant to the terms thereof;

(6) to consider and, if thought fit, to pass and approve, with or without amendment, as a special resolution (the text of which is set forth in Schedule D to the Management Proxy Circular) articles of amendment of the Corporation;

(7) to transact such further or other business as may properly come before the Meeting or any adjournments or postponements thereof.

Accompanying this Notice of Meeting are a copy of the Management Proxy Circular, a form of proxy and a copy of the Annual Report of the Corporation for the financial year ended December 31, 2003 (which contains the financial statements of Corporation and the Management's Discussion and Analysis thereon). The holders of Class "A" shares of the Corporation of record at the close of business on May 3, 2004 are entitled to receive notice of the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy to the Corporation's transfer agent, **Computershare Trust Company of Canada , Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M7Y 3J1** in the envelope provided for that purpose not later than 5:00 p.m. (Toronto time) on Tuesday, June 15, 2004 or, if the meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) two business days preceding the date to which the Meeting is adjourned or postponed.

In order to be represented by proxy, you must complete and submit the enclosed Form of Proxy or other appropriate form of proxy.

DATED at Ottawa, Ontario the 17th day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF OREZONE RESOURCES INC.

Ronald N. Little, President

OREZONE RESOURCES INC.

(the "Corporation")

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular (this "Circular") is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held at The Ontario Club, Commerce Court South, 5TH Floor, 30 Wellington Street West, Toronto, Ontario on Thursday, June 17, 2004, at 4:00 p.m. (Toronto time) and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment(s) or postponement(s) thereof. The solicitation of proxies is expected to be primarily by mail, but may be supplemented by telephone or other personal contact by directors of the Corporation. The cost of solicitation of proxies will be borne directly by the Corporation.

APPOINTMENT OF PROXIES

If your intention is not to be present in person at the Meeting, you are asked to complete and return the enclosed form of proxy. The form of proxy must be dated and executed by a registered shareholder or the attorney of such shareholder, duly authorized in writing, and deposited with **Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1** no later than 5:00 p.m. (Toronto time) two business days prior to the Meeting or, if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) two business days preceding the date to which the Meeting is adjourned or postponed, or to the Secretary of the Corporation or Chairman of the Meeting at the time and place of the Meeting.

The persons designated in the form of proxy are directors of the Corporation. **Each shareholder has the right to appoint a person to represent such shareholder at the Meeting, other than the persons designated in the form of proxy. A registered shareholder desiring to appoint some other person to represent such shareholder at the Meeting may do so by striking out the names of the persons designated and by inserting such other person's name in the blank space provided in the form of proxy or by submitting another appropriate form of proxy. A person acting as proxy need not be a shareholder of the Corporation.**

REVOCATION OF PROXIES

A registered shareholder giving a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either: (i) by delivering another properly executed proxy bearing a later date to **Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1** no later than 5:00 p.m. (Toronto time) on the last business day prior to the Meeting or, if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the last business day preceding the date to which the Meeting is adjourned or postponed or to the Secretary of the Corporation or Chairman of the Meeting at the time and place of the Meeting; or (ii) by depositing, either with Computershare Trust Company of Canada at the above mentioned address prior to the day of the Meeting or any adjournments or postponements thereof, or with the Secretary of the Corporation or Chairman of the Meeting at the time and place of the Meeting, or any adjournments or postponements thereof, an instrument in writing revoking the proxy and executed by the registered shareholder or by his attorney duly authorized in writing. If the registered shareholder is a corporation, the instrument must be executed by a duly authorized officer under its corporate seal or accompanied by a corporate resolution authorizing the signature.

VOTING OF SHARES REPRESENTED BY PROXIES

If the enclosed form of proxy is properly completed and submitted in favour of the persons designated in the printed portion thereof, the shares represented by such form of proxy will be voted on any ballot that may be called for and where the person whose proxy is solicited specifies a choice with respect to any matter identified therein, the shares shall be voted in accordance with the specification so made. **Where shareholders have not specified in the form of proxy the manner in which the designated proxy holders are required to vote the shares represented thereby as to any matter to be voted on, such shares will be voted on any ballot that may be called for in favour of such matter.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to matters other than those identified in the Notice of Meeting, which may properly come before the Meeting. As of the date hereof, the management of the

Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting. **If any matters which are not now known to the management of the Corporation should properly come before the Meeting, then on any ballot that may be called for, the persons appointed as proxy will vote on such matters in a manner as such persons consider to be proper.**

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders who do not hold their shares in their own name. Only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name on the records of the Corporation. Such shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to the Independent Investor Communications Corporation. The Independent Investor Communications Corporation mails a scannable Voting Instruction Form in lieu of the form of proxy. You are asked to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meetings. If you receive a Voting Instructions Form from Independent Investor Communications Corporation it cannot be used as a proxy to vote the Corporation's shares directly at the Meetings as the proxy must be returned by Independent Investor Communications Corporation well in advance of the Meetings in order to have the shares voted.

If you receive either a proxy or a voting instruction form and wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf, you should strike out the names of the persons named in the proxy and insert yours (or such other person's name) in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. **In either case, please carefully follow the instructions of your service company.**

RECORD DATE

The Corporation has set May 3, 2004 as the record date for the Meeting. Only shareholders of record as at that date are entitled to receive notice of the Meeting. Nevertheless, failure to receive the notice does not revoke the shareholder's right to vote at the Meeting.

AUTHORIZED CAPITAL, VOTING SHARES AND PRINCIPAL HOLDERS

The authorized capital of the Corporation consists of an unlimited number of Class "A" shares (the "**Shares**"), of which 102,480,485 Shares are issued and outstanding as at the date hereof. Each issued and outstanding Share is entitled to one vote. Only persons who are shareholders of record at 5:00 p.m. (Toronto time) on May 3, 2004, will be entitled to attend and vote at the Meeting, in person or by proxy, except to the extent that any shareholder transfers any of his or her shares prior to the Meeting. In such case, a transferee of shares shall be entitled to vote at the Meeting if he or she produces properly endorsed certificates for such shares or otherwise establishes that he or she owns the shares and has demanded not later than 10 days before the Meeting that his or her name be included on the list of shareholders entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, no persons or companies beneficially own, directly or indirectly or exercise control or direction over Shares carrying more than 10% of the voting rights attached to all outstanding Shares.

ANNUAL MEETING MATTERS

Election of the Directors

The Board of Directors of the Corporation is comprised of five members. On April 7, 2004, Suren Mirchandani resigned from the Board of Directors. The vacancy was filled by a quorum of the Board of Directors on May 7, 2004 by the appointment of Peter Allen as a director.

The persons designated in the enclosed form of proxy intend to vote for the election, as director of the Corporation, of the nominees whose names are set forth below. Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Corporation.

The following table sets forth the names of the nominees, their respective principal occupation, the date they became a director and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof.

Name, Office Held and Residence	Director Since	Shares Over Which Control is Exercised	Principal Occupation
Ronald Little President and Director Ottawa, Ontario	03-02-95	1,639,524	President and Chief Executive Officer of the Corporation, P.Eng.
David Netherway * Director Middlesex, United Kingdom	07-18-02	10,000	President and Chief Executive Officer of Afcan Mining Corp.
Bob Mason *† Director Kingston, Ontario	05-05-97	79,500	President of Mason Exploration Associates Ltd.
Michael Halvorson *† Director and Advisor Edmonton, Alberta	06-05-03	762,705	President of Halcorp Capital Ltd.
Peter Allen Director Toronto, Ontario	05-07-04	Nil	President of Mercator Investments Limited

* Members of the Audit Committee.

† Members of the Human Resources and Governance Committee (Compensation Committee).

Ronald Little is a professional engineer. He has been President and Director of the Corporation since 1995. Formerly, he acted as Vice-President - Operations of the Corporation. Mr. Little has more than fifteen years of experience, at senior levels, in mining exploration, mine development and mine operations. Most of his experience was gained with major Canadian mining companies and included several international projects.

David Netherway is a Mining Engineer with nearly 30 years of experience, 15 of which were spent in West Africa, mainly Guinea and Ghana. He has been associated with Golden Shamrock Mines Ltd., Ashanti Gold Fields Limited, Nevsun Resources Ltd. and Semafo Inc. and is currently the President and Chief Executive Officer of Afcan Mining Corp. He is an experienced mine developer and operator, and provides a wealth of expertise and contacts in West Africa to the Corporation.

Bob Mason is President of Mason Exploration Associates Ltd. and a Director of Amazonia Mineracao Ltd., a private Brazilian mining and exploration company. He has over 40 years experience, mainly in Africa and the Americas, in geology and mineral exploration. He was Exploration Manager for JCI Limited in South Africa, prior to founding the Mineral Exploration MSc Program and holding the first Chair of Exploration Geology at Rhodes University in South

Africa from 1978 to 1982. He was appointed as Director of the Mineral Exploration program at Queens University in Kingston, Ontario from 1983 to 1996, and has acted as a consultant to numerous international mining and exploration companies and government agencies.

Michael Halvorson is President of Halcorp Capital Ltd., a private investment corporation. He has an extensive background in financing natural resource exploration companies and over 35 years experience in capital markets. He is a director of several other public companies including Gentry Resources Ltd., Quest Capital Corporation, SpectrumGold Inc., Viceroy Exploration Ltd., Majescor Resources Ltd., Esperanza Silver Corporation and Canadian Gold Hunter Corp.

Peter Allen is President of Mercator Investments Limited, a venture capital company with investments primarily in the resource and advanced technology fields. Until 1994, Mr. Allen was President and Chief Executive Officer of Lac Minerals, Ltd., the third largest gold producer in North America. He transformed a small mining company into a major mining and trading business starting from its gold mining business and diversifying into base metals. Mr. Allen has significant experience in the financial and commodities industries. Mr. Allen received his B.A.Sc. (Civil) from the University of Toronto in 1962.

Appointment of Auditors

Management of the Corporation proposes the appointment PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders, and the authorization for the directors to fix their remuneration.

The auditors of the Corporation for the year ending December 31, 2003 were Raymond Chabot Grant Thornton, Chartered Accounts. They were initially appointed auditors of the Corporation for the year ending April 30, 1995. The Board of Directors decided that the Corporation would be better served by a larger, internationally recognized auditor. Pursuant to National Instrument 51-102, the Corporation prepared an Auditor change notice. Raymond Chabot Grant Thornton agreed that there were no reportable events or adverse opinions in the previous two financial years. Please see Schedule E for further information regarding the change in auditor.

SPECIAL MEETING MATTERS

Proposed Private Placements

The Corporation from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of The Toronto Stock Exchange, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Corporation of funds, which it may wish to raise in the future by private placement of its securities.

In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and operations. The Toronto Stock Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation's issued and outstanding share capital is currently 102,480,485 Shares and the Corporation proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on June 17, 2004 would not exceed 102,480,485 Shares in the aggregate, or 100% of the Corporation's issued and outstanding shares as at May 3, 2004.

Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Corporation;

(b) it cannot materially affect control of the Corporation;

(c) it must be completed within a twelve month period following the date the shareholder approval is given; and

(d) it must comply with the private placement pricing rules of The Toronto Stock Exchange which currently require that the issue price per Class "A" share must not be lower than the closing market price of the Shares on The Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to The Toronto Stock Exchange (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, The Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and / or making issuable such number of its Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Corporation requests that its shareholders pass an ordinary resolution in the terms attached as Schedule "B" hereto.

Amendment to the 1997-1998 Stock Option Plan

The Board of Directors of the Corporation adopted a resolution dated March 8, 2004, amending the 1997-1998 Stock Option Plan (the "**Plan**") pursuant to which options may be granted to directors, officers, employees and persons providing ongoing services to the Corporation (the "**Admissible Persons**"). The purpose of the Plan is to attract and motivate Admissible Persons by offering to such persons the opportunity to acquire (or to increase) an equity interest in the Corporation through the purchase of Shares under the Plan. It was established on September 29, 1997 by the Board of Directors of the Corporation and ratified by the shareholders on November 21, 1997. The Plan has been amended with the approval of shareholders on several occasions, such that, currently the number of options that the Corporation may grant under the Plan is 7,500,000.

As of May 3, 2004, only 30,000 options remain unissued under the Plan. To continue to attract and motivate Admissible Persons, the options that the Corporation may grant under the Plan needs to be increased. On May 10, 2004, the Board of Directors issued, pursuant to the Plan, 150,000 options to each Peter Allen and Gregory Bowes, both of whom are Admissible Persons. The options may not be exercised until an increase in the number of options available under the Plan is increased by shareholder approval.

In order for the amendment to the Plan to be effective, the shareholder resolution approving the amendment must be passed by a majority of the votes cast in respect thereof, excluding any votes cast by Admissible Persons and their associates. Accordingly, the votes by the Admissible Persons and their associates, representing approximately 2,491,729 votes, will be excluded from the counting of votes cast to approve the amendment to the Plan.

The Corporation requests that its shareholders pass an ordinary resolution in the terms attached as Schedule "C" hereto to approve, ratify and confirm the resolution of the Board of Directors adopted on March 8, 2004 by which the number of options that may be granted pursuant to the Plan will be increased to 10,200,000.

Amendment to the Articles of Incorporation

The Board of Directors believes it would be appropriate to amend the Corporation's articles of incorporation to redesignate the Class "A" shares and to provide the Board of Directors with the ability to increase the size of the board of directors when appropriate.

The authorized share capital of the Corporation consists of an unlimited number of Class "A" shares. This designation of the Corporation's common shares as Class "A" shares is unconventional and the Board of Directors believes that the name may be confusing to current and prospective shareholders. Therefore, the Board of Directors believes that it is in the best interest of the Corporation to amend the authorized share capital of the Corporation to redesignate the Class "A" shares as common shares. The rights, privileges and restrictions attaching to the Class "A" shares will not be affected in any way by the proposed change.

The Board of Directors is comprised of five members. The current members of the board believe that the Corporation may be better served with a larger board, including new directors with a broader range of relevant expertise. Changes in corporate governance requirements under securities laws and The Toronto Stock Exchange Rules encourage more independent directors and directors with financial experience. The Corporation is currently seeking qualified candidates to join of the Board of Directors. By approving the proposed amendment to the articles of incorporation, the shareholders will provide the Board of Directors with the ability to add new board members with the requisite expertise.

Pursuant to the *Canada Business Corporations Act*, a special resolution of the shareholders is required to rename the Class "A" shares as common shares and to grant the Board of Directors the authority to increase the number of directors. A special resolution of the shareholders requires approval of 66 $^{2}/_{3}$% of the votes cast in respect of the resolution. As such, the Corporation requests that the shareholders pass a special resolution in the terms set forth in Schedule "D" attached hereto.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the annual and long-term compensation earned during the last financial year in respect of the individuals who were, at December 31, 2003, the President and Chief Executive Officer and the executive officers of the Corporation who earned in excess of $100,000 (the "**Named Executive Officers**").

	Annual Compensation				Long-Term Compensation			
					Securities Awarded			
Name/Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Options Granted (#)	Restricted Shares Awarded ($)	LTIP Payouts ($)	All Other Compensation ($)
Ronald Little President and Director	2003	162,450	-	-	1,000,000	-	-	-
	2002	109,600*	-	-	400,000	-	-	-
	2001	50,000	-	-	-	-	-	-
Douglas Perkins Chief Executive Officer	2003	113,200	-	-	225,000	-	-	-
	2002	-	-	-	-	-	-	-
	2001	-	-	-	-	-	-	-
Jeffrey S. Ackert Vice President, Exploration	2003	123,550	-	-	300,000	-	-	-
	2002	115,400*	-	-	350,000	-	-	-
	2001	60,000	-	-	-	-	-	-

*The salaries were accrued to the Corporation in 2002 but not paid out in full until 2003. $50,000 was paid to Mr. Little and $60,000 was paid to Mr. Ackert in 2002. The remainder was paid in 2003 respectively.

Option Grants During The Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald Little President and Director	500,000 500,000	31%	.30 .50	.25 .52	Nov 8, 2012 March 28, 2013

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Douglas Perkins Chief Executive Officer	150,000 75,000	7%	.30 .50	.25 .52	Nov 8, 2012 March 28, 2013
Jeffrey S. Ackert Vice President, Exploration	300,000	9%	.30	.25	Nov 8, 2012

Aggregated Options Exercised in the most recent Financial Year and Financial Year-End Option Values

The following table summarizes the value of the unexercised options held by the directors of the Corporation. The value of the unexercised in-the-money options at the fiscal year end is the difference between the exercise or base price of the options and the fair market value of the underlying shares on December 31, 2003 which was $1.27 per common share. These options have not been, and may not be, exercised and actual gains, if any, on exercise will depend on the value of the underlying shares on the date of exercise. There can be no assurance that these values will be realized.

Name	Class A Shares Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options at Financial Year End (#) Exercisable / Unexercisable	Value of Unexercised In-the-Money Options at the Financial Year End [(1)] ($) Exercisable / Unexercisable
Ronald N. Little President and Director Ottawa, Ontario	Nil	Nil	1,925,000 / Nil	$1,744,250 / Nil
Douglas Perkins Chief Executive Officer	Nil	Nil	225,000/Nil	$203,250/Nil
Jeffrey S. Ackert Vice President, Exploration	Nil	Nil	735,000/Nil	$717,000/Nil

(1) Value of unexercised in-the-money options calculated using the closing price of the Shares on The Toronto Stock Exchange on December 31, 2003, less the exercise price of in-the-money stock options.

Executive Contracts

The Corporation has no employment contracts in place with the Named Executive Officers. The Corporation is considering such agreements and is in discussions with the Named Executive Officers regarding employment agreements.

Composition of the Compensation Committee

The Corporation's executive compensation program and stock options are administered by the Human Resources and Corporate Governance Committee, made up of non-management members of the Board of Directors. The members of the Human Resources and Corporate Governance Committee are Mr. Mason and Mr. Halvorson.

Report on Executive Compensation

The Human Resources and Corporate Governance Committee reviews the Corporation's executive compensation and stock option policies and the compensation paid to the Chief Executive Officer and other officers of the Corporation. The Committee reports to the board of directors in its entirety for final approval. The Committee also reviews the design and competitiveness of the Corporation's compensation, stock option and benefit programs generally.

The compensation of executive officers is composed primarily of two elements: a base salary and the allocation of incentive stock options. The Human Resources and Corporate Governance Committee establishes the levels of remuneration. The

committee takes into consideration, level of expertise, length of service to the Corporation, responsibilities, individuals' performance and comparing salaries paid for similar executive positions of other companies of comparable size.

Shareholder Return Performance Graph

The Chart below compares the yearly percentage change in the cumulative total shareholder return on the Shares against the cumulative total shareholder return of the TSX Composite Index for the period commencing May 5, 1999 and ending May 5, 2004.



Orezone Resources Inc (OZN-T)
as of 05-May-04
OZN-T
TSX-I
60.00
40.00
20.00
0
-20.00
-40.00
-60.00
-80.00
Change (%)
Volume (mil)
5
0
Jun99 Oct Mar00 Aug Jan01 Jun Nov Apr02 Sep Feb03 Jul Dec May04

Compensation of Directors

The directors of the Corporation received no cash remuneration for services rendered in such capacity. They do not receive a fee for board or committee meetings attended, however they do receive travel and accommodation expenses. The directors are also entitled to participate in the Corporations's stock option plan.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer or senior officer of the Corporation, or any associates of such persons, are indebted to the Corporation and no indebtedness of such persons is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation's stock option plan (the "Plan") to which options were granted and have not yet been exercised. The Plan was created for the benefit of the directors, officers and employees of the Corporation as well as persons providing ongoing services to the Corporation (the "Admissible Persons").

The objective of the Plan is to create an incentive for Admissible Persons, by offering them the possibility of acquiring a participation in the Corporation through the purchase of shares of the Corporation under the Plans.

The exercise price, terms, and conditions of the options are established by the directors in accordance with the policies of the regulatory authorities having jurisdiction over the securities of the Corporation.

The following table indicates for each Plan the date it was adopted by the Board of Directors of the Corporation, the date it was approved by the shareholders of the Corporation and the maximum number of shares, which may be issued thereunder.

Plan	Date adopted by Board of Directors	Date approved by shareholders	Number of shares to be issued under the Plan
The Plan	September 29, 1997 amended on September 30, 1998, May 8th, 2000; May 11, 2002 and March 8, 2004.	November 21, 1997 amended on November 17, 1998; June 29, 2000; June 27, 2001; June 27, 2002 and June 5, 2003.	7,500,000

The Plan provides that the exercise price of the options granted is determined by the Board of Directors, but cannot, however, be lower than the market price, under the rules of the regulatory authorities having jurisdiction over the securities of the Corporation.

The following table indicates the number of outstanding or available options under the Plans together with the exercise price at which they may be exercised.

Plan	Number of options Outstanding / Available	Exercise price of outstanding
The Plan	520,000	$0.30
	100,000	$0.21
	575,000	$0.50
	221,450	$0.35
	225,000	$0.20
	1,125,000	$0.31
	1,900,000	$0.30
	750,000	$0.50
	75,000	$0.63
	50,000/1,030,000	$1.21

3,175,000 options were granted to officers, directors, employees and consultants of the Corporation during the financial year ended December 31, 2003 under terms and conditions of the third Plan. On December 31, 2003 there were 1,030,000 options approved by shareholders, but not granted.

MANAGEMENT CONTRACTS

During the financial year ended December 31, 2003, the Corporation provided compensation in a total amount of $1,641,512.20 for consultants' fees and administrative services to a corporation, which employed most of the officers, and consultants of the Corporation. Of this amount $1,130,000 is based on the perceived value of the stock options. None of these options were exercised and no gains by the holders were realized. The professional fees earned for services rendered in the above table for those officers are included in this amount.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange, on which the Shares are listed, has adopted guidelines regarding the disclosure by listed corporations of their approach to corporate governance (the "Guidelines").

The Guidelines provide that some of the recommendations that are made may be overly expensive and thus inappropriate for smaller corporations. The Board of Directors of the Corporation has considered the Guidelines, received comments from the Corporation's solicitors and implemented some of the recommendations, rejecting those which were felt to be overly expensive and inappropriate for a corporation of its size. It was felt that adding such overhead costs would needlessly reduce the return on shareholders' equity.

The Board of Directors of the Corporation adopted Corporate Governance Practices. The practices so adopted by the Corporation are set forth in Schedule A hereof.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as indicated under the heading "Summary Compensation Table", no insider of the Corporation is or has been involved, directly or indirectly, in material transactions during the financial year ended December 31, 2003, or in any contemplated transaction that had or could have a material effect on the Corporation.

Certain insiders of the Corporation are Admissible Persons under the Plan and, therefore, have an interest in the number of Shares issuable pursuant to the Plan. Pursuant to the rules of the Toronto Stock Exchange, votes attaching to the Shares beneficially owned by such insiders shall not be counted in favour of the resolution. Please see "Amendment to the 1997-1998 Stock Option Plan" above.

PROPOSAL BY SHAREHOLDERS

Pursuant to the *Canada Business Corporations Act*, resolutions intended to be presented by shareholders for action at the 2005 Annual Meeting must comply with the provisions of the Act and be deposited at the Corporation's head office not later than January 16, 2005 in order to be included in the Management Information Circular relating to such Annual Meeting.

APPROVAL OF CIRCULAR

The Board of Directors of the Corporation has approved the contents of the Management Proxy Circular and its sending to the shareholders.

Ottawa, Ontario, May 17, 2004

OREZONE RESOURCES INC.

Per: ______________________

Ronald N. Little, President

SCHEDULE A

CORPORATE GOVERNANCE

	TSX GUIDELINES	COMPLIANCE*	COMMENTS
1.	Board should explicitly assume responsibility for stewardship of the Corporation, and as part of the overall stewardship responsibility, should assume responsibility for:	[Yes/No/Partly]	
(a)	Adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business	Yes	The Chief Executive Officer of the Corporation annually presents to the Board the Corporation's business plan for the Board's assessment and review. The implementation of the business plan is periodically reviewed and monitored by the Board during the year.
(b)	Identification of principal business risks, and implementing risk management systems	Yes	The business plan presented annually by the Chief Executive Officer takes into account the recommendations of the Audit Committee in respect of the proposed strategies and systems for managing such risks.
(c)	Succession planning, including appointing, training and monitoring senior management	Yes	The Human Resources and Corporate Governance Committee (the "HRCG Committee") reviews from time to time organizational matters such as succession planning. Given Management's young age, succession planning is not seen at present time as critical by the Board and the HRCG Committee.
(d)	Communications policy	Yes	The Board has implemented a communications policy pursuant to which every written communication issued and initiated are reviewed by internal and external consultants.
(e)	Integrity of internal control and management information systems	Yes	Internal control is monitored by the Audit Committee and the non-executive directors and through our joint venture partners. All items are reported to the Audit Committee and then through to the Board.
2.	Unrelated Directors:		
(a)	Majority of directors should be unrelated	Yes	The Corporation also considers the size of its Board allows it to operate in an efficient manner given, among other things, the size of the enterprise.

		TSX GUIDELINES	COMPLIANCE*	COMMENTS
	(b)	If the Corporation has a significant shareholder, the Board should also include a number of directors who do not have interests in or a relationship with either the Corporation or the significant shareholder and which fairly reflects the investment in the Corporation by shareholders other than the significant shareholder	Yes	The Board includes 2 directors who do not have interests in, or a relationship with, the Corporation's principal shareholder.
3.		Disclosure of the Board's analysis respecting the Board's determination as to whether individual directors are "related" or "unrelated"	Yes	The Board has determined that there are no directors who, by virtue of their shareholdings in the Corporation or their relationships with significant shareholders of the Corporation, are "related" directors. Two directors, David Netherway and Suren Mirchandani both represent one shareholder that holds 9.7% in the capital of the Corporation. The Board has deemed these members "unrelated" since the holding is not significant and both are non-management directors.
4.		The Board should appoint a committee composed exclusively of outside directors, the majority of whom are "unrelated", with the responsibility for proposing to the Board new nominees to the Board and for assessing directors on an ongoing basis.	Yes	Management has responsibility for determining those persons to be proposed for nomination for election as directors, which proposed nominations are reviewed and approved by the HRCG Committee. All of the members of the HRCG Committee are "unrelated" directors or unrelated members of the Advisory committees.
5.		The Board should implement a process for assessing the effectiveness of the Board as a whole, its Committees and individual directors	Yes	Management and Board members review each others performance on an ongoing basis. The Corporation has a small board and management.
6.		The Corporation should provide orientation and education programs for new directors	Yes	Reports and other documentation relating to the Corporation's business and affairs are provided to new directors, Board meetings are and site visits held at the Corporation's main projects to give the directors additional insight into the Corporation's business and operations.
7.		Board should examine its size and, undertake, where appropriate, a program to establish a board size which facilitates effective decision-making	Yes	The Board believes that the current size of the Board, i.e. 4 directors, is efficient and effective. Once the Corporation proceeds with a production decision, the Board expects to expand to 7 directors.
8.		Board should review compensation of directors in light of risks and responsibilities involved in being a director of the Corporation	Yes	The HRCG Committee reviews and recommends to the Board for approval the remuneration of directors and officers

		TSX GUIDELINES	COMPLIANCE*	COMMENTS
9.		Composition of Committees:		
	(a)	Subject to 13, below, committees should generally be composed of outside directors	Yes	The Audit Committee is composed of non-management directors. The HRCG Committee is composed of a Majority of non-Management directors. The compensation committee doubles as the HRCG committee due to the size of the Corporation.
	(b)	Majority of committee members should be "unrelated"	Yes	The HRCG Committee is composed of a Majority of non-Management directors
10.		Board should assume responsibility for developing the Corporation's approach to corporate governance issues	Yes	The Board is responsible for the Board's approach to corporate governance issues. However, the HRCG Committee reviews, makes recommendations and reports to the Board on governance issues.
11.		Board should, together with the CEO, develop position description for the Board and the CEO, and define limits to Management's responsibilities and corporate objectives for the CEO and assess the CEO against these objectives	No	To allow the Board to operate in an efficient and flexible manner, the Corporation has not felt, up to the present time, that it was necessary to define position descriptions for the Board. Each board member has his own strength and due to the size of the Corporation, no further definition is required.
12.		Board should implement structures and procedures which ensure the Board to function independently of Management	No	The Board has not deemed appropriate, up to the present time, to hold meetings in the absence of "related" directors. However, such a procedure, while unusual, could be used if the "unrelated" directors expressed their wish to do so. At the present time, the Board has not requested the assistance of an outside adviser. Given the various approval levels involved in order to authorize any Major commitment, the Corporation has established appropriate structures and methods ensuring that the Board can function independently of Management.
13.		Audit Committee:		
	(a)	Should be composed only of unreleated directors	Yes	The Audit Committee is composed only of non-management directors. Due to the small size of the Board, the members are "related". Neither of the members receive and compensation from the Corporation.
	(b)	All members should be financially literate	Yes	All members are familiar with financial statements, particularly small cap resource companies.
	(c)	At least one member should have accounting or related financial experience	Yes	Mr. Halvorson has a financial background and has been in the brokerage business for over 20 years.

	TSX GUIDELINES	COMPLIANCE*	COMMENTS
(d)	The committees charter should set out its roles and responsibilities should be specifically defined so as to provide appropriate guidance to its members as to their duties	Partly	The members of the committee are aware of their responsibilities and are reminded by the external auditor of the Corporation. Nothing more specific is defined as this time due to the size of the Corporation.
(e)	Should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate	Yes	The members have complete access to the external auditor.
(f)	Its duties should include oversight responsibilities for management reporting on internal control.	Yes	The members recommend to the Board and to management requirements for reporting and internal control.
14.	Board should implement a system to enable individual directors to engage outside advisers, at Corporation's expense, subject to the approval of any appropriate committee.	No	Please see item 12 above.

* "Yes" indicates that the Corporation is generally aligned with the understood intent of the TSX Guideline.

"Partly" indicates that the Corporation is partially aligned with the understood intent of the TSX Guideline.

"No" indicates that the Corporation is not generally aligned with the understood intent of the TSX Guideline.

NOTE A: Under the TSX Guidelines, an "unrelated director" is a director who is independent of management and is free from any interest in any business or other relationship which could, or could reasonably be conceived to, materially interfere with the director's ability to act in the view of the best interests of the Corporation, other than interests and relationship arising from shareholding.

NOTE B: The TSX Guidelines define "significant shareholder" as a shareholder with the ability to exercise a majority of the votes for the election of directors attached to the outstanding shares of the Corporation. No shareholder exercises a majority of votes for the election of directors.

SCHEDULE B

PROPOSED PRIVATE PLACEMENTS

"RESOLVED, as an ordinary resolution, that the issuance by the Corporation in one or more private placements during the twelve month period commencing June 17, 2004 of such number of securities that would result in the Corporation issuing or making issuable 102,480,485 Class "A" shares as is more particularly described in the Corporation's Management Information Circular dated May 3, 2004, is hereby approved."

SCHEDULE C

AMENDMENT TO THE 1997-1998 STOCK OPTION PLAN

"Resolved, as an ordinary resolution of the shareholders, that the resolution of the Board of Directors adopted on March 8, 2004 by which the number of options that the Corporation may grant under the Plan is increased from 7,500,000 to 10,200,000 is hereby approved, ratified and confirmed."

SCHEDULE D

AMENDMENT TO ARTICLES OF INCORPORATION

"RESOLVED, as a special resolution of the shareholders, that the articles of amendment attached as Appendix "I" hereto, are hereby approved and any director or officer of the Corporation may file such articles of amendment."

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS (the "Meeting")
OF
OREZONE RESOURCES INC. (the "Corporation")
TO BE HELD AT
THE ONTARIO CLUB, COMMERCE COURT SOUTH, 5TH FLOOR, 30 WELLINGTON STREET WEST, TORONTO, ONTARIO
ON THURSDAY, JUNE 17, 2004, AT 4:00 P.M. (Toronto time).

The undersigned registered shareholder ("**Registered Shareholder**") of the Corporation hereby appoints **Ronald Little**, the President and Chief Executive Officer of the Corporation, or FAILING HIM, **Jeffrey Ackert**, the Vice-President, Exploration of the Corporation, or INSTEAD OF THEM ____ as proxyholder, for and on behalf of the Registered Shareholder, with full power of substitution, to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting and at every adjournment or postponement thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the Meeting, or any adjournment or postponement thereof, and without limiting the general authorization and powers hereby given, the persons named as proxy are specifically directed to vote as follows:

	For	Withhold
1) To elect as director, a) RONALD LITTLE b) MICHAEL HALVORSON c) ROBERT MASON d) DAVID NETHERWAY e) PETER ALLEN	______	______
2) To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the fiscal year ending December 31, 2004 and to authorize the directors to fix the auditors' remuneration.	______	______

	For	Against
3) To consider and, if thought fit, to pass and approve, with or without amendment, as an ordinary resolution (the text of which is set forth in Schedule B to the Information Circular), the issuance by the Corporation in one or more private placements during the twelve (12) month period commencing on June 17, 2004 of such number of securities that would result in the Corporation issuing or making issuable additional common shares up to an aggregate limit of 100% of the Corporation's issued and outstanding common shares as at May 3, 2004.	______	______
4) To consider and, if thought fit, to pass and approve, with or without amendment, as an ordinary resolution (the text of which is set forth in Schedule C to the Information Circular), subject to the approval of the regulatory authorities having jurisdiction over the securities of the Corporation, an amendment to the 1997-1998 Stock Option Plan of the Corporation in order to increase the number of shares issuable pursuant to the terms thereof.	______	______
6) To consider and, if thought fit, to pass and approve, with or without amendment, as a special resolution (the text of which is set forth in Schedule D to the Information Circular), articles of amendment of the Corporation	______	______

For full detail of each item, please see the Notice of Annual and Special Meeting and Management Proxy Circular

This Proxy is solicited by the management of the Corporation.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares
Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED.

IF THIS PROXY IS NOT DATED, IT WILL BE DEEMED TO BE DATED ON THE DATE IT WAS MAILED TO YOU.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Corporation.**

2. This form of proxy ("Instrument of Proxy") **must be signed by you**, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is NOT dated*** in the space provided, this Instrument of Proxy shall be deemed to bear the date on which it is mailed to you, the Registered Shareholder.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person*** may simply attend the Meeting in person and register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is, or both choices are, specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

   (b) ***appoint another proxyholder***, who need not be a shareholder of the Corporation, to attend and vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person the Registered Shareholder wishes to represent the Registered Shareholder at the Meeting in the space provided for an alternate proxyholder. If no choice is, or both choices are, specified, the proxyholder appointed by the Registered Shareholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior Instrument of Proxy.

To be valid, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than 5:00 p.m. (Toronto time) two business days prior to the Meeting, or adjournment or postponement thereof. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue, 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

OREZONE

Explore. Discover. Produce.

☒ Interim Financial Statements ☒ Annual Report

Rather than receiving financial statements by mail, you may choose to access them at www.orezone.com. Under securities regulations, holders may elect annually to receive financial statements by mail by completing and returning this card, or by registering online at www.computershare.com/ca/mailinglist. Computershare will use the information collected solely for the mailing of such financial statements. You may view our Privacy Code online or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

Name

Apt. Street Number Street Name

City Prov. / State Postal Code / Zip Code

ORZQ 2ENRG

Place Stamp Here

Computershare Trust Company of Canada
100 University Ave. 9th Floor
Toronto ON M5J 2Y1

MANAGEMENT'S DISCUSSION AND ANALYSIS

MARCH 31, 2004

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document may contain or refer to certain forward-looking statements relating but not limited to Orezone's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Introduction

Management's discussion and analysis ("MD&A") of the operating results and financial condition of Orezone Resources Inc. (the "Corporation"), dated March 31 2004, should be read in conjunction with the audited consolidated balance sheets of the Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit, deferred exploration expenses and cash flows for the years ended December 31, 2003, 2002 and 2001.

The consolidated financial statements of the Corporation have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and would differ in certain material respects had they been prepared in accordance with accounting policies generally accepted in the United States ("US GAAP") as outlined in Note 19 to the consolidated financial statements.

The Corporation's consolidated financial statements are expressed in Canadian ("CDN") dollars. All amounts in this report are in CDN dollars unless otherwise noted. As the main functional currency of the Corporation has become the United States ("US") dollar, the Corporation will begin reporting in US dollars in 2004.

This MD&A is prepared in conformity with National Instrument 51-102 F1 and has been approved by the Board of Directors prior to release.

Overview

The Corporation is engaged in the acquisition, exploration and development of mineral properties, primarily in Burkina Faso, West Africa, and this has been its main focus over the last three years. The Corporation also carried on a limited amount of exploration for diamonds, base metals and precious metals in Canada during this period. The Corporation's objective is to identify commercially exploitable deposits of minerals (primarily precious metals) which can either be placed into production by the Corporation or disposed of for a profit to companies that wish to place such deposits into commercial production.

Orezone has been active in Burkina Faso, West Africa since 1996. The Corporation made a decision to focus on Burkina Faso because it has similar geology, but is relatively unexplored, compared to the neighbouring countries of Mali and Ghana where a number of major discoveries have been made. In addition, it is politically stable, has good infrastructure relative to much of West Africa and provided the opportunity to acquire both relatively large unexplored tracts of land as well as more advanced stage assets. These conditions, in combination with a weak gold price and resultant lack of interest among investors for gold equities, enabled the Corporation to establish a significant land position in Burkina Faso. At present, Orezone has interests in nine different properties covering a total of 4,000 square kilometres in Burkina Faso. It also has approximately 2,900 square kilometres in Niger and 126 square kilometres in Mali.

During the past year the Corporation drilled a total of 36,339 meters of core, reverse circulation and rotary air blast holes versus 2,694 meters in 2002. The Corporation assayed 35,181 samples in 2003 compared to 3,689 in 2002. Exploration expenditures, before optionee contributions were $3,947,111. For a more detailed discussion of various financial parameters, please refer to Selected Annual Information below.

Exploration has been ongoing on the Corporation's properties since 1996, largely financed by small private placements. In 2002 the Corporation acquired the Essakan property where exploration by previous owners has outlined a measured and indicated resource of 1.3 million ounces of gold. This transaction more or less coincided with a substantial increase in the price of gold, which rose from approximately US $300 per ounce early in 2002 to the US $400 per ounce level late in 2003, and an improvement in investor sentiment toward gold stocks. As a result, the Corporation was able to complete a $2.5 million private placement late in 2002 and two separate private placements totalling $15.1 million in 2003. These transactions significantly increased the size of the Corporation's assets, have enabled it to increase the level of its exploration expenditures, and have moved the Corporation closer to its goal of becoming a producing mining company.

The common shares of the Corporation are listed for trading on the Toronto and American Stock Exchanges under the symbol "OZN". Until March 18, 2004, the Corporation's shares were traded under the symbol ORZ on the Toronto Stock Exchange. The Corporation's head office is in Ottawa, Ontario.

Qualified Person

Jeffrey S. Ackert, the Company's Vice President Exploration, is the qualified person under National Instrument 43-101 who supervises all work associated with the Company's exploration programs in Africa.

Selected Annual Information

	For the years ended December 31		
	2003	2002	2001
Consolidated Statements of Operations and Deficit (Summary)			
Revenue	-	-	-
Management and consulting fees	$ 1,069,416	$265,958	$97,840
Total administrative expenses	1,845,739	444,305	193,788
Write-off of deferred exploration expenses	767,784	-	691,209
Interest income	183,375	18,540	16,554
Net loss	(2,384,235)	(354,780)	(1,066,343)
Basic and diluted net loss per share (Canadian GAAP)	0.03	0.01	0.05
Basic and diluted net loss per share (US GAAP)	0.07	0.07	0.03
Shares outstanding	101,602,893	72,679,236	23,678,643
Consolidated Statements of Deferred Exploration Expenses (Summary)			
Deferred exploration expenses - additions	$ 4,331,781	$ 1,364,837	$ 909,537

Optionee contributions	2,243,134	502,963	616,320
Consolidated Statements of Cash Flows (Summary)			
Cash flows from (used in) operating activities	$ (1,009,147)	$ (255,396)	$ 55,640
Cash flows used in investing activities	(2,493,658)	(939,933)	(276,417)
Cash flows from financing activities	15,647,450	2,425,194	201,195
Net increase (decrease) in cash and cash equivalents	12,144,645	1,229,865	(19,582)
Consolidated Balance Sheets (Summary) As at December 31	**2003**	**2002**	**2001**
Cash and cash equivalents	$13,671,403	$1,526,758	$296,893
Investment in listed shares, at cost	1,017,229	40,000	40,000
Equipment	187,995	3,294	3,908
Mineral exploration properties, at cost	10,392,333	10,231,058	1,071,766
Deferred exploration expenses, at cost	5,356,842	3,971,866	3,009,007
Note payable	1,296,582	1,185,862	-
Shareholders' equity	28,771,248	14,378,032	4,225,556
Total assets	30,793,148	16,090,417	4,692,014

Results of Operations

The Corporation completed the acquisition of the Essakan permits in July, 2002 and with an improvement in the price of gold and in capital markets, completed private placement equity financings which raised $17,580,000 in 2002 and 2003. These financings included the issuances of warrants. If all outstanding warrants and share purchase options are exercised, approximately $13,000,000 in cash would be added to the Corporation's balance sheet. As a result of these events, as well as a significant discovery that the Corporation has made on its 100 per cent owned Bondi property, the Corporation's activity level is much higher with the effect that administrative expenses, exploration expenditures, cash balances, total assets and number of shares outstanding have all increased significantly.

The greatest constraint on the Corporation's ability to support increased activity levels is the limited ability of the industry's infrastructure's to handle the high level of activity that is currently taking place. This is particularly true with respect to assay labs and drilling companies being able to keep up with the increased demand for their services. Due to good relations with suppliers, the Corporation has been able to secure sufficient drill rigs to carry out planned exploration programs and has only experienced minor delays at assay labs.

The Corporation's competitive position within the exploration industry has strengthened due to the Essakan acquisition, the Bondi discovery and financings in 2002 and 2003. As a result, the Corporation has been able to attract top level professional personnel in all relevant fields as it has grown, including geologists, engineers, lawyers and financial and operating staff. However, there is a general shortage of qualified personnel within the mining industry due to increased activity levels and the market for their services remains very competitive.

At the present time, the Corporation is still a development stage company with no operating business segment and no revenue generating activities.

In 2003 the Corporation recorded $183,375 in interest income which represents a significant increase over interest income of $18,540 in 2002 and $16,554 in 2001. The increase was a function of the Corporation's higher cash balances due to the completion of two financings in 2003. The Corporation's policy is to hold all cash investments in liquid instruments that are accessible within 24 hours. In 2003 the Corporation earned approximately 2.5 per cent on such instruments.

Management and consulting fees were substantially higher in 2003 than in the previous two years due to higher activity levels and increased staffing and to the issuances of stock options which accounted for $782,250 or 73

per cent, of management and consulting fees in 2003 compared to $189,000 in 2002 (71 per cent) and zero in 2001.

The increase in total administrative expenditures was largely due to higher management and consulting fees. The other contributing factors were increased activity with respect to investor relations, attendance at trade shows, travel, staffing and filing costs.

Management, directors and technical advisors continually review the merits of each of the Corporation's properties to assess whether or not they merit further exploration and development expenditures and whether the carrying value of the properties is greater than the future expected return from the property. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed along with external factors such as commodity markets, exchange rates, political risk and closeness to other known operations when making decisions on impairment. During 2003 the Corporation made the decision to abandon three properties in North America and wrote off deferred exploration expenses of $767,784 in the normal course of business. Property related write-offs were $194,015 in 2002 and in 2001 they amounted to $691,209.

In 2003 the Corporation recorded a net loss of $2,384,235, or $0.03 per share on both a basic and fully diluted basis, compared to losses of $354,780 ($0.01 per share) in 2002 and $1,066,343 ($0.05 per share) in 2001. The increased loss in 2003 compared to 2002 resulted from the significant increase in total administrative expenses and the write-off of deferred exploration expenses, both as discussed above. The decrease in the loss from 2001 to 2002 on a year over year basis was due to the fact that write offs of deferred exploration expenses were substantially lower in 2002 than they were in 2001.

Diluted net losses per share are equal to basic net losses per share when calculated using the treasury stock method due to the anti-dilutive effect of stock options and share purchase warrants.

Over the last three years the number of shares outstanding has increased substantially which has principally been due to due to private placement financings competed in 2002 and 2003, the acquisition of the Essakan property and repayment of associated debt in 2002, and the exercise of options and warrants.

In 2003 deferred exploration expenditure additions increased to $4,331,781 compared to $1,364,837 in 2002 and $909,537 in 2001. These increases largely reflect a much greater exploration effort at the Essakan and Bondi projects. Except for a minor amount in 2002, both 2002 ($502,983) and 2003 ($2,243,134) optionee contributions relate to the Essakan agreement with Gold Fields Limited of South Africa. This agreement stipulates that Gold Fields, as optionee, must spend a minimum of U.S. $1,000,000 in each contract year beginning July 19, 2002 until a total of U.S. $8,000,000 has been spent within a five year period. Provided that Gold Fields has made the required payments, it will earn a 50 per cent interest in the Essakan project and a joint venture agreement will be completed. If Gold Fields abandons the project, there is no obligation for the Corporation to return any money to Gold Fields.

Cash flows used in operating activities were $1,009,147 in 2003 compared to $255,396 in 2002. The increase is due to the larger net loss incurred in 2003. Cash flows used in investing activities increased to $2,493,658 in 2003 from $939,933 in 2002 due to increases in deferred exploration expenditures and investments in listed shares. Cash flows from financing activities totalled $15,647,450 in 2003 and $2,425,194 in 2002. The increase was almost entirely due to the issuance of shares pursuant to private placements and the exercise of stock options and share purchase warrants.

The net effect of these activities was that the Corporation's cash balance as at December 31, 2003 rose to $13,671,403 from $1,526,758 at the end of 2002.

The investment in listed shares is related to investments made in public companies where future acquisitions and/or joint ventures could be pursued. In, aggregate these investments had a market value of $1,108,296 as at December 31, 2003 compared to a cost of $1,017,229.

The increased investment in equipment of $187,995 in 2003 relates to the purchase of three "pick up" trucks in Burkina Faso, geologic equipment, computer system upgrades and leasehold improvements at the Corporation's head office.

There was only a small increase of $161,275 in the carrying value of mineral exploration properties from 2002 to 2003 which related to acquiring the balance of the Bondi property during 2003.

The increase of $1,384,976 in deferred exploration expenditures in 2003 relative to 2002, net of optionee contributions, is related to increased exploration activity on the Corporation's properties.

The increase in the note payable, which represents the Corporation's only long term debt, reflects the fact that the net present value of the debt increases each year as it gets closer to maturity. No accrued interest or principal becomes payable until the earlier of May 20, 2007 or a production event being achieved at the Essakan project as defined in the loan agreement (see Note 9 to the Corporation's financial statements).

The $14,393,216 increase in shareholders' equity from 2002 to 2003 is a result of the two financings which took place during 2003 and the exercise of warrants and options, net of the loss experienced during 2003.

Total assets increased by $14,702,731 from 2003 to 2002 which was principally due to the increase in deferred exploration expenditures and a significant increase in the Corporation's cash position.

Liquidity and Capital Resources

The Corporation finances its exploration and development activities by raising capital from equity markets and through contributions by joint venture partners. During 2003 the Corporation completed two private placements for a total of $15,080,000 which increased the number of outstanding shares by 23,700,000. As a result, the Corporation had a cash balance of $13,671,403 at the end of the year.

The Corporation's principal requirements for cash during 2004 will be administrative expenditures and deferred exploration expenditures. All expenditures on the Essakan project are being financed by the Corporation's joint venture partner. The Corporation's direct exploration expenditures in 2004 are expected to be in the order of $3 million and administrative expenditures will be in the same order of magnitude as in 2003. On this basis, the Corporation has adequate cash on hand to meet its current and planned exploration and administration expenditures for 2004 and has no immediate requirement to raise additional financing. If all outstanding warrants and options were exercised, the Corporation would receive approximately $13,000,000 in additional capital.

The Corporation anticipates that additional financing will be required in the future to potentially complete feasibility studies and to place one or more of its properties into production, or to make additional acquisitions or investments within the mining sector. On this basis, the Corporation continually reviews its share price and the relative state of the capital markets and if it is determined that conditions are favorable, additional financings could be completed.

Off Balance Sheet Arrangements

During 2003 and up to the date of this report the Corporation has not entered into any off balance sheet transactions as defined by National instrument 51-102.

Transactions With Related Parties

A company owned by a director and an officer provides the Corporation with the management and geological services of the director and officer as well as technical field staff who are not directors, officers or related parties. The total value and the nature of the business transacted with this related company are outlined below.

	2003	2002	2001
	$	$	$

Deferred exploration expenses	307,405	209,550	194,430
Administrative expenses	191,400	95,500	68,900

All transactions take place during the normal course of business and are concluded at fair market values.

Fourth Quarter

In the fourth quarter of 2003 the Corporation continued with a relatively high level of exploration activity on both the Bondi and Essakan projects with the latter being financed by the Corporation's joint venture partner. The Corporation also acquired a new permit in Burkina Faso (Poyo), three new permits in Niger and one in Mali. The Poyo permit was acquired based upon knowledge gained from recent discoveries on the contiguous Bondi project. The concessions in Niger are contiguous to the Essakan properties in Burkina Faso. The Mali property had a relatively low entry price considering the prospective nature of that country.

The Corporation completed a bought deal financing through a syndicate of underwriters co-lead by Canaccord Capital Corporation and BMO Nesbitt Burns Inc. and including Pacific International Securities Inc, and Westwind Partners Inc. It consisted of the issuance of 11,200,000 units at $0.90 per unit, for gross proceeds of CDN $10,080,000. Each unit was comprised of one Class A share and one-half share purchase warrant. Each whole warrant entitles the holder to acquire one additional Class A share at a price of $1.20 for 18 months.

During the fourth quarter the Corporation submitted a Registration Statement with The Securities & Exchange Commission in Washington in order to become a 40-F filer in the United States and to obtain a listing on the American Stock Exchange in New York which occurred in the first quarter of 2004.

A decision was made to change the Corporation's reporting currency to US dollars effective January 1, 2004 as the Corporation's functional currency has changed to US dollars due to the nature and volume of activity conducted in US dollars.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Corporation is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At the current time there are no reportable proposed transactions.

Risks and Uncertainties

The Corporation is in the business of exploring for minerals and if successful, ultimately mining them. The natural resource industry is by its nature, both cyclical and risky. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Corporation's ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Corporation.

The principal factor which will affect the Corporation's ability to successfully execute its business plan is the price of gold. The price of gold in US dollars has increased from approximately US $260 per ounce early in 2001 to over US $400 in the first part of 2004. This increase is widely attributed to a weakness in the US dollar. However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty. The higher gold price improves the economics of any potential development project and just as important, has a favourable impact on the perceptions of investors with respect to gold equities and therefore, the ability of the Corporation to raise capital.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of degree of risk and uncertainty and the Corporation's common shares should be considered as a highly speculative investment. Current and potential investors should give special consideration to the risk factors involved.

Political Risk

The Corporation's principal assets are located in Burkina Faso, West Africa. While the government of Burkina Faso has modernized its mining code and is considered to be pro mining, no assurances can be provided that this will continue in the future. The Corporation's ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil and tribal unrest, political instability, changing government regulations with respect to mining including environmental requirements, taxation, land tenure, income repatriation and capital recovery, fluctuations in currency exchange and inflation rates, import and export restrictions, challenges to the Corporation's title to properties, problems renewing licenses and permits, and the expropriation of property interests. Any of these events could result in conditions that delay or in fact prevent the Corporation from exploring or ultimately developing its properties if economic quantities of minerals are found. The Corporation does not currently maintain "Political Risk" insurance.

Exploration Risk

Mineral exploration is a highly subjective process that requires a very high degree of education, experience, expertise and luck. Furthermore, the Corporation will be subject to many risk factors that knowledge, expertise and perseverance are insufficient to over come. The Corporation is also competing against a large number of companies that have substantially greater financial and technical expertise. The odds of finding mineralization in economic quantities that can be profitably mined are very small and no assurances can be given that the Corporation will be successful.

Development Risk

The successful development of a mineral deposit is dependent upon a large number of technical factors and significant capital expenditures must be made before the effect of many of these factors can be fully quantified. Major assumptions with respect to reserves, production, costs, grades and recoveries for example, can vary significantly from those projected in a feasibility study.

Operating Risk

While the Corporation's primary objective is to establish a producing mining operation, it does not at present have any properties that are in production. Potential future mining operations will be subject to a large number of risks and hazards including cave-ins, rock bursts, rock falls, flooding, and unusual or unanticipated rock formations and while the Corporation will use best industry practices to identify and deal with such possibilities, no guarantee can be given that such events will not occur and will not result in damage or destruction of mineral properties and facilities, personal injury or loss of life, the delay or shut down of operations, financial losses or legal or environmental liability.

Economic Risk

External factors such as metal prices, interest and exchange rates and inflation rates all have fluctuated widely in the past and will continue to do so. It is impossible to predict the future direction of these factors, and the impact that they will have on the Corporation's operations, with any degree of certainty. In particular, the price of gold is a major factor in determining whether or not a project is economic and whether or not capital can be raised to develop it. While the price of gold is currently at relatively high levels, its future direction will be determined by a large number of factors including investor demand, industrial demand, world wide productions levels, forward selling, purchases and sales by central banks, political and financial instability, inflation, interest and currency exchange rates, etc.

Financing Risk

At the present time the Corporation does not have any producing projects and no sources of revenue. The Corporation's ability to explore for and find potentially economic properties, and then to bring them into production is highly dependent upon its ability to raise equity and debt capital in the financial markets. There is no assurance that the Corporation will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified.

Title Risks

The Corporation has taken all reasonable steps to ensure that it has proper title it its properties. However, no guarantees can be provided that there are no unregistered agreements, claims or defects which may result in the Corporation's title to its properties being challenged. Furthermore, the Corporation requires a number of different

permits and licenses in order to carry on its business and there are no assurances or guarantees that they will be renewed upon expiry.

Environmental Risk
Both exploration programs and potential future mining operations are subject to a number of environment related regulations. It is the Corporations intention to fully comply with all such legislation in the countries in which it operates, and to fully comply with generally accepted international standards in countries where environmental regulations are not as stringent as international standards. Compliance with these regulations may significantly delay or prevent the Corporation from carrying on its business in the normal course, or may substantially increase the cost of doing so. Furthermore, exploration and mining activities may cause accidental or unintended negative consequences for the environment that result in fines, penalties or sanctions that represent a significant cost to the Corporation or prevent it from continuing operations.

Management Dependence
The Corporation's activities are managed by a very small number of key individuals who are intimately familiar with its operations. The market for experienced mining personnel is currently very competitive and the Corporation's ability to replace highly qualified personnel cannot be assured. At present, the Corporation does not maintain any key man life insurance.

Equipment Shortage
At the present time there is a shortage of drilling rigs in West Africa due to the large amount of exploration and development work that is being carried out. This shortage of equipment could delay the Corporation's ability to properly evaluate its holdings and ultimately to put them into production should an economically exploitable deposit be found.

Critical Accounting Estimates

Preparation of the Corporation's consolidated financial statements requires management to make estimates and assumptions that can affect the reported amounts of assets, liabilities, expenses. The most critical accounting estimates made by the Corporation relate to whether or not to write off the carrying value of deferred exploration expenditures with respect to individual properties. The carrying value of mineral exploration properties, and deferred exploration costs with respect thereto, are the Corporation's largest assets. Decisions on whether the carrying value of individual properties is greater than the future expected return from the property are based on a large amount of empirical geotechnical data, external financial and political considerations and the competitive environment with respect to the specific property. While the Corporation re-evaluates its estimates and assumptions on a regular basis, actual amounts may differ from those based on estimates and assumptions.

Changes in Accounting Policies including initial Adoption

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). As described in Note 19 of the 2003 financial statements, these principles differ in certain material respects from principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Canadian GAAP as set out in the CICA Handbook defines mineral exploration properties to be tangible assets. Recent standards for business combinations, however, refer to mineral use rights as an example of contract-based intangibles, without removing the definition that categorizes them as tangible assets. The Corporation has classified these assets as mineral property tangible assets in accordance with Canadian GAAP. The Corporation believes that its properties are tangible assets and accounts for them as such, under current Canadian GAAP. When and if, Canadian GAAP changes, the Corporation will assess the impact of the future changes.

The significant changes in accounting policies during said periods are as follows:

In February 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No.14 ("AcG-14"), *Disclosure of Guarantees*, which clarifies disclosure requirements for certain guarantees. The

Corporation adopted the new recommendations effective January 1, 2003. The Corporation has determined that it has issued no guarantees requiring disclosures under the accounting standard.

On January 1, 2002, the Corporation adopted prospectively the recommendations of CICA Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments*. This Section defines notably recognition, measurement and disclosure standards for stock-based payments to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the enterprise's financial statements. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting has been applied. From January 1, 2002 to December 31, 2002, the Corporation has adopted the latter alternative treatment.

In September and November 2003, the CICA made amendments to CICA Handbook Section 3870 to require that the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. The changes to section 3870 are applicable for years beginning on or after January 1, 2004 but the Corporation has chosen to adopt the changes early, effective January 1, 2003, using the prospective application transitional provision. Thus, effective January 1, 2003, all options awarded by the Corporation are accounted for in the financial statements of the Corporation

On January 1, 2001, the Corporation adopted the new recommendations issued by the Canadian Institute of Chartered Accountants with respect to section 3500, *Earnings per shares*. Under the new recommendations, the treasury stock method is used, instead of the current imputed earnings approach, for determining the dilution effects of options and warrants. Since the Corporation has incurred losses, such new recommendations did not affect the Corporation's diluted net loss per share.

Monetary assets and liabilities in foreign currency and integrated foreign operations are translated to Canadian dollars at the exchange rate in effect at the balance sheet date, whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and expenses in foreign currency are translated at the average rate in effect during the year, with the exception of amortization, which is translated at the historical rate. Gains and losses are included in the statement of operations for the year. At this point in time, the Corporation does not have any African based subsidiaries, rather these operations function as branch offices. As such, these are not deemed self sustaining operations. The Corporation will create foreign subsidiaries once the exploration properties are ready to become mining properties. At that time, the Corporation will assess whether the foreign subsidiaries are self sustaining operations. The Corporation has determined that there has been a change in the Corporation's functional currency from Canadian dollars to United States dollars effective January 1, 2004. The majority of business volume is conducted in United States dollars and will likely continue to do so in the future so the Corporation will change its functional currency and has also elected to change its reporting currency to United States dollars effective January 1, 2004.

Financial instruments and Other Instruments

Fair value
The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments.

Short-term financial instruments
Cash and cash equivalents, other receivables, accounts payable and accrued liabilities are short-term financial instruments whose fair value approximates their carrying amount given that they will mature shortly.

Long-term financial instruments

The fair value of the listed shares is equivalent to the market value based on the closing price. Listed shares are from a number of Canadian mining and mineral exploration companies.

The fair value of the note payable approximates its carrying amount and was determined by discounting contractual cash flows at the prevailing market rate for loan having the same remaining time until maturity.

Other M D & A Requirements

All relevant information related to the Corporation is filed electronically at www.sedar.com in Canada and www.edgar.com in the USA. This document forms an integral part of the Corporation's Annual Information Form.

Outstanding share data has been disclosed above.

As the Corporation is a US filer and complies with section 302 (a) of Sarbanes Oxley, it is exempt from filing a separate certification under Form 52-109F1 as per Part 4.1 (1)(a) that will be required for future years.